EX. 99.28(d)(5)(iv)

Amendment

to the Investment Sub-Advisory Agreement Among

Jackson National Asset Management, LLC,

BlackRock (Singapore) Limited, and

Jackson Variable Series Trust

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and BlackRock (Singapore) Limited a corporation existing under the laws of Singapore and registered investment adviser (the “Sub-Adviser”), and Jackson Variable Series Trust, a Massachusetts business trust (the “Trust”).

Whereas, the Adviser, the Sub-Adviser, and the Trust (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to an investment portfolio of the Trust, as listed on Schedule A to the Agreement.

Whereas, the Parties have agreed to amend the following section of the Agreement:

Section 12. “Duration and Termination.”

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

i.	Section 12. “Duration and Termination.” is hereby deleted and replaced its entirety with the following:

12.
Duration and Termination. This Agreement will become effective as to a Fund upon execution or, if later, on the date that initial capital for such Fund is first provided to it and, unless sooner terminated as provided herein, the initial term will continue in effect through December 31, 2015. Thereafter, if not terminated as to a Fund, this Agreement will continue for successive periods of 12 months through December 31, 2017, and thereafter will continue from year to year through September 30th for each Fund covered by this Agreement, as listed on Schedule A, provided that each such continuation is specifically approved at least annually (i) by the Board of Trustees or by vote of a majority of the outstanding voting securities of such Fund, and (ii) also by a majority of the Trustees of the Trust who are not interested persons of the Trust, or of the Adviser, or of the Sub-Adviser, cast in person at a meeting called for the purpose of voting on such approval. Notwithstanding the foregoing, this Agreement may be terminated as to a Fund at any time, without the payment of any penalty, on sixty days’ written notice by the Trust or Adviser, or on sixty days’ written notice by the Sub-Adviser. This Agreement will immediately terminate in the event of its assignment. (As used in this Agreement, the terms “majority of the outstanding voting securities,” “interested persons” and “assignment” have the same meaning of such terms as in the 1940 Act.) Sections 10 and 11 herein shall survive the termination of this Agreement.

ii.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

iii.
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

iv.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective December 13, 2017.

Jackson National Asset Management, LLC		BlackRock (Singapore) Limited

By:	/s/ Mark D. Nerud	By:	/s/ Toby Rich /s/ Lynda Hall
Name:	Mark D. Nerud	Name:	Toby Rich Lynda Hall
Title:	President and CEO	Title:	Managing Managing
Director Director

Jackson Variable Series Trust

By:	/s Adam C. Lueck
Name:	Adam C. Lueck
Title:	Assistant Secretary